Exhibit 99.4

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F (No. 001-32403) for the year ended December 31, 2016 of Turquoise Hill Resources Ltd. of our report dated March 27, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-160783) of Turquoise Hill Resources Ltd. of our report dated March 27, 2017 referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants Vancouver, British Columbia March 27, 2017